Exhibit 99.2

 Borr Drilling LimitedCreating Further Runway September 22, 2020

 Building the best fleet in the industry…  2  Note (1): Paragon fleet prior to the transaction, excluding non-core semi-sub (MSS1)NCW = Non-core, rigs NCS = Non-core, sold    World-leading fleet  9 premium Jack-Ups  30 premium Jack-Ups  11 premium Jack-Ups  2 premium Jack-Ups         Transocean  2   PPL Shipyard  3   Hercules Offshore  1   Paragon Offshore1  4  2 premium Jack-Ups                                                                                                  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCS  Standard  NCW  Semi  NCS  Standard  NCS  Standard  NCW  Standard  NCW      Keppel #2  5  5 premium Jack-Ups  Dec. 2016  May 2017  Oct. 2017  Mar. 2018  May 2018  Today    We acquired 64 rigs and disposed of 30 since December 2016  Standard  NCS  Hakuryu-15  6      1 premium Jack-Up  Mar. 2019

 Before COVID ….. We were on the way to recovery  Increased Utilization and Day Rates  Shale coming to a grinding halt impacting US production  Source: IHS Petrodata, EIA  US Production in MBOPD  # contracted Jack Up Rigs

 The significance of Shallow Offshore Production  4  Sources of oil Production      Shallow water Offshore production at attractive break-even levelsTotal offshore production around 30m BOPD of which 17.5m from shallow waterNational Oil Companies are large players in Shallow water OffshoreNOC desire to increase production   Source: Rystad    Break-even oil price (USD/bbl)  Cumulative liquids production in 2020 (mmbbls/d)  Shallow water – Jack-Up market  17.5m bbl/day of oil production

   The Jack-Up fleet is old –30% above 30 years  5  Jack-Up market    Average Jack Up demand through the cycles in excess of 340 units1/3 of the Jack Ups over 30 years oldMore of the old units cold stackedSince 2016 reduced new build activity – capping influx for the next 3 years Higher tender specs and scrapping reducing total available units  2010 – 2022259 rigs  2000 – 201096 rigs  1968 – 2000167 rigs    355 “modern” rigs  Average demand 342 rigs  # Jack-Ups contracted  Source: IHS Petrodata

 Modern Jack-Ups Gaining Market share  6      In flat to down market the modern Jack Ups are gaining market shareMarketed utilization of the modern fleet currently at 84% The older units will increasingly fail tender specs – higher POB demand and offline capabilitiesThe older units are maintenance intensive and reactivation expensive   Source: IHS Petrodata      Modern jack-up rig count    Standard jack-up rig count  # jack-ups contracted

Older rigs increasingly likely to be scrapped

198 rigs built before 2010 without contract end-21



600
500
400
300
200
100
0
477
30
-140
-37
-21
309
Total
Newbuilds
Not working Q4 20
Not working Q2 21
Not working Q4 21
Q4 21 recovery supply

Surviving units not enough for a normalised market



600
500
400
300
200
100
0
Range of future supply
454
367
346
Peak demand
15 y avg demand
Current demand

Source: IHS Petrodata.

Only scrapping units built before 2010 without contract. Assumes 30% roll-over of existing contracts.

7 |

 The big Jack-Up players today  8  Borr can play an active role    12x modern JUs9x JUs built after 2010In Chapter 11  30x modern JUs28x JUs built after 2010  20x modern JUs15x JUs built after 20101x legacy rigIn discussions with lenders  30x modern JUs16x JUs built after 201012x legacy rigsIn Chapter 11  9x modern JUs4x JUs built after 201028x legacy rigs  101 of 355 modern units – 28%142 of 522 total units – 27%  Source: IHS Petrodata

Low cash-breakeven

Illustrative contribution per modern rig for cash break-even



SG&A/year	USD25m
Cash interest (21e)	USD45m
Stacking cost	USD6k/day pr rig

100
90
80
70
60
50
40
30
20
10
-
Bareboat contribution USDk/day
60
27
18
8
Q4 Contracted
Historic average
Current market
5
10
14
23
rigs in operations

Based on 23 delivered modern rigs – excluding the 5 non-delivered Jack Ups
Current market based on USD70k/day, at 95% utilisation and 4% revenue tax. Opex at USD50k/day
Historic average based on USD140k/day at 95% utilisation and 4% revenue tax

9 |
Borr Drilling

 Borr Drilling is vital for Pemex  10  Pemex production plan  Production Pemex  Source: Pemex Q2 result presentation            Borr Drilling’s JV Opex has delivered 6 wells into production to Pemex to date, with another 6 wells to commence shortly  K bpd

 Balance sheet with options…  11   Liability    Size    Security    Depreciated value   Loan vs depreciated value   Done so far    Target    Remaining capex   $614m           Extended 2x before    Extension   Convertible Bond  $350m    Unsecured          Buying back at discount    Extension &reduction of principal    Keppel   $260m  3x KeppelB-Class  $570m   46%    Extension ofprincipal and PIK   PPL   $753m   9x PPL400   $1573m   48%   PIK interest until 2022    Extension of principal and PIK    Hayfin   $195m    3x Super B-class   $536m   36%      Extension of principal    Bank   $400m    8x ModernJack Ups  $1,155m   35%   Reduction min cashDeferred amortisation   Extension of principal  Depreciated value based on USD185m newbuilding cost, depreciated over 25 yearsDoes not include PIK interest or back-end fees  USD595m of maturities from bank syndicate and Hayfin extended into 2023Minimum cash requirement reduced to USD5m until 2023

   Creating an extended runway  12  Current debt amortisation schedule  New debt amortisation schedule    No scheduled debt amortisation before end 2022  Extending the Runway through conservative activation of our fleet evaluating new contracts on cash contributionEquity raises inline with capital needs of our operationCapital requirements have and still are impacted by the payment delays in some of our Pemex and other contracts   Overall balance sheet flexible however we will be opportunistic in lowering debt – including the buy back of convertible bonds at attractive prices The graph above does not reflect the concessions that will be sought from the yards in Q4 2022 and later    Targeting to postpone yard debt and commitments further  Source: Borr Drilling

 The Cash Flow Potential  13  EBITDA and EV/EBITDA implied pr Jack-Up in Borr Drilling  Source: Borr DrillingBased on $98 million EV pr rig, Assumes $50k/day in operating costs including SG&A  $m in EBITDA per Jack-Up  EV/EBITDA      15y average  Peak

 Borr Drilling Key Attributes  14  The world's largest fleet of new Jack-Ups – 28 rigs with average age of 3 years  Solid management team – expertise in integrated services  Focus on shareholder value – Ability to access capital  Flexible yard debt – low interest and no amortisation  Bought assets at 50% discount to newbuilding costs  Day-rate required for cash-breakeven, at 50% utilization or 14 rigs, as low as USD70k/day

DISCLOSURES

Investors should carefully consider the foregoing in connection with investment decision.

Prospectus Risk Factors and Working Capital Statement

In connection with this equity raise and the private placement completed in May, we will file a listing prospectus and it will contain risk factors and a working capital statement along the following lines, subject to final approval of the Norwegian Financial Securities Authority

Risk Factors

"A brief summary of the key risks that are specific to the Issuer is listed below.

1. *The jack up drilling market historically has been highly cyclical, with periods of low demand and/or over supply that could result in adverse effects on our business.*
2. *We may not realize our Total Contract Backlog.*
3. *Our Joint Ventures may not make a profit, and we may receive further cash calls from our Joint Ventures.*
4. *As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost or reduced market access, we may not be successful in doing so.*
5. *Down cycles in the jack up drilling industry and other factors may affect the market value of our jack up rigs and the newbuild rigs we have agreed to purchase.*
6. *We have identified a material weakness in our internal control over financial reporting.*
7. *We are exposed to the risk of default or material non performance by customers.*
8. *Future cash flows may be insufficient to meet our obligations under the terms of our Financing Arrangements.*
9. *We incur activation costs, and may incur cost overruns, on our newbuild jack up rigs, which we may not fully recoup from our customers or the shipyard, as applicable.*
10. *Outbreaks of epidemic and pandemic diseases, such as the COVID 19 outbreak, and governmental responses thereto have adversely affected, and could further adversely affect, our business.*
11. *We rely on a limited number of customers and we are exposed to the risk of default or material non performance by customers.*
12. *Our information technology systems are subject to cybersecurity risks and threats.*
13. *The covenants in certain of our Financing Arrangements impose operating and financial restrictions on us.*
14. *We face risks in connection with Financing Arrangements.*
15. *Interest rate fluctuations could affect our earnings and cash flow "*

Working Capital Statement

"The Group is of the opinion that the working capital available to the Group is not sufficient for the Group's present requirements, for the period covering at least 12 months from the date of the Prospectus.

Although the Company's working capital forecast for the period covering the 12 months from the date of the Prospectus does not indicate a short fall in available liquidity, the funds available are expected to reach a low point of only USD 5 million in December 2020, although the forecast shows cash building again to more than USD 31 million by the end of September 2021. Given the uncertainty in the global economy as a result of the COVID 19 pandemic and the impact that this has on our ability to reliably predict future operating performance, this level of headroom is not considered sufficient for the Company to reasonably conclude that the working capital available to the Group is sufficient for the Group's present requirements for the period covering at least 12 months from the date of this Prospectus.

Management and the Board are actively monitoring cash forecasts and have multiple options to manage cash expenditure during the period. Management have a track record of raising incremental debt, new equity, new or amended facilities with Lenders, and selling assets for cash. In addition, new rig contracts or continuation of existing contracts, if entered into, will increase operating cashflows and provide additional operating headroom, as would further cost reduction programs. Management are confident of being able to manage any short term cash flow requirements through any combination of the above, however there is no certainty that they will succeed. "

Bond Repurchase

We intend to use approximately USD10m of the proceeds of the equity raise to buy back up to USD40m of our convertible bonds at a discount.

The syndicate banks and Hayfin have approved the proposed bond repurchase.

We have notified Keppel and PPL of this process, including the bond repurchase, neither of whom have raised any concern or objection. They have expressed support and we will start working with them on the requested concessions immediately after the equity raise is complete.

Debt Maturity

We have reached agreement in principle with the syndicate of lenders who provide our USD100m and USD450m facilities as well as Hayfin to extend the maturity until 31 January 2023. This consent is subject to satisfactory documentation and the following conditions :

- Gross proceeds of USD50m in new equity to be raised by 30 September 2020.
- Firm plan presented by Borr and agreed with the lenders no later than 31 December 2020, in terms of next steps ("Phase 3") of capital structure remedies with a committed timeline.
- Agreement to be reached with all secured creditors (i.e. shipyard lenders) no later than 31 December 2020 to extend loan maturities, amortisations and yard capex in a similar manner as the banks and Hayfin.
- No instalments or repayments to any creditor (other than the bond repurchase described herein) until the facility maturity date unless the banks and Hayfin are treated equally.
- Monthly information update, including progress on strategic initiatives associated with the "phase 3 plan" and a rolling monthly (12 month) liquidity forecast.
- Extension fee and margin step up, which can be PIK'd to ensure no immediate cashflow impact.
- Potential sales process to be agreed for some inactive rigs.

15 | Borr Drilling

16        DISCLOSURES - Continued  Mexico BusinessOur integrated well service joint ventures in Mexico (the “IWS JVs”) have experienced some delays in receiving payments from Pemex which has impacted our Mexico business. The Company is pleased to inform that, since the end of Q2 2020, these entities have received USD 90 million in payments from Pemex. This improvement in collections will positively impact Borr Drilling’s working capital situation and is expected to eventually allow distributions to our subsidiaries.Some of these payments have been received through the factoring arrangement with NAFINSA which our IWS JVs entered into earlier this year. Our ability to meet our liquidity requirements in the future is dependent on the continued payments to the IWS JVs on a timely basis and distributions from the IWS JVs to us. Any significant delays in such payments could adversely impact our liquidity. Forward looking statements This presentation includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions and include expectations regarding industry trends including activity levels in the jack-up rig industry, the global jack-up rig count, demand, scrapping and expected trends, trends in the shallow water offshore market, including utilization, expectations with respect to older units including scrapping expectations and expected future supply and demand, breakeven, statements with respect to Pemex including well production and production plan, statements with respect to our capital structure and options and targets for our balance sheet, debt amortization schedule, cash flow potential strategy and plans statements included in our Working Capital Statement, statements with respect to our Mexico Joint Venture, including expected payments from Pemex, expected funding needs and ability to meet obligations, the agreement reached with our syndicate of banks and Hayfin and the conditions to those agreements, statements with respect to creating an extended runway including equity raises in line with capital needs, and capital requirements being affected by delays from Pemex and other contracts, statements with respect the contemplated equity raise and intended use of proceeds including plan to use a portion of the proceeds to repurchase convertible bonds and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical and expected operating trends, data contained in our records and other data available from third parties and expectations about future performance of our business and future liquidity include expected future payments to our IWS JVs and future equity raises in line with capital needs. Because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our IWS JVs and consequent payments to us, risks relating to our agreement with lenders including our ability to meet the conditions set forth herein for a maturity extension, our ability to meet our debt obligations and obligations under rig purchase contracts, risks relating to our ability to meet our obligations as they fall due, risks relating to our liquidity requirements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Any forward-looking statements that we make in this presentation speak only as of the date of such statements and we caution readers of this presentation not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.  By receiving this Presentation recipients acknowledge that they will be solely responsible for their own assessment of the Company and its shares as an investment and that they will conduct their own analysis and be solely responsible for forming their own view of the potential future performance of the Company and its business.The distribution of this Presentation may, in certain jurisdictions, be restricted by law. Persons in possession of this Presentation are required to inform themselves about and to observe any such restrictions. No action has been taken or will be taken in any jurisdiction by the Company or the managers that would permit the possession or distribution of any documents or any amendment or supplement thereto (including but not limited to this Presentation) in any country or jurisdiction where specific action for that purpose is required.The contents of this Presentation shall not be construed as legal, business, or tax advice. Each reader of this Presentation should consult its own legal, business or tax advisor as to legal, business or tax advice. If you are in doubt about the contents of this Presentation, you should consult your stockbroker, bank managers, lawyer, accountant, or other professional adviser.This Presentation shall be governed by Norwegian law. Any dispute arising in respect of this Presentation is subject to the exclusive jurisdiction of the Norwegian courts with the Oslo City Court as legal venue. The securities referenced herein have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption under that act.